UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission file number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Completion of Issuance of Second Tranche of Senior Secured Convertible Notes

On September 10, 2026, TH International Limited (“Tims China” or the “Company”) announced the closing of the issuance of the second tranche of Senior Secured Convertible Notes due 2029 (the “Second Tranche of Additional Notes”) to Tim Hortons Restaurants International GmbH in an aggregate principal amount of US$14,539,026.00. The total proceeds, including the accrued interest, for the Second Tranche of Additional Notes are US$15 million. Upon issuance, the Second Tranche of Additional Notes was consolidated and formed a single series with, and ranks pari passu with, the Company’s existing floating rate senior secured convertible notes due 2029 (the “Original Notes”). The Company expects to issue two more tranches of additional notes, subject to the satisfaction of their respective closing conditions, which, upon their respective issuances, will also be consolidated and form a single series with the Original Notes and the Second Tranche of Additional Notes, with the final tranche expected to be issued in the first quarter of 2027.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
10.1	Indenture (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), filed with the SEC on December 3, 2025)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

/s/ Kwok Wah Cheung
Kwok Wah Cheung
Chief Executive Officer

Date: September 10, 2026

[Signature Page to Form 6-K]

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